MINN SHARES INC.
1624 Harmon Place, Suite 210
Minneapolis, MN 55403

February 28, 2011

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:        Minn Shares Inc.
Registration Statement on Form 10-12G
Filed December 10, 2010
File No. 000-54218

Dear Ms. Long:

This letter is in response to the comments contained in the Staff’s letter to Minn Shares Inc., concerning the registration statement on Form 10 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on December 10, 2010 and dated January 7, 2011 (the “Comment Letter”). We have filed an amendment (the “Amendment No. 1”) to the Company’s Form 10 concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:
General

1.
Provide a discussion of any other blank check company or special purpose acquisition company or SPAC in which Paramount, or your promoters and management or persons engaged in management-type activities have been involved. Discuss also those that they are likely to be involved with in the future. The discussion should include the name of any other blank check company or SPAC, provide a brief description of any acquisition made by any other blank check company or SPAC, the current trading market of any post-combination entity, and the benefits received by the registrant’s promoters and management or persons engaged in management type activities from association with any other blank check company or SPAC. We note the disclosure on page 4 that Minn Shares’ directors and officers are engaged in outside business activities and are engaged as consultants on a full time basis by third parties, including Paramount Trading, Ltd. which Minn Shares expects will assist it in identifying and conducting a due diligence review of potential business combination targets.

RESPONSE:

Our former Chief Executive Officer, President, Treasurer and Director, Joseph Whitney served as a director of Certified Technologies Corp. (“CTC”), a former “blank check company” that was initially formed in Minnesota in January of 1984 to market a fire retardant chemical formulation to the commercial aviation and business furniture industries. CTC consummated a business combination transaction with Zhaoheng Hydropower Company on May 13, 2008 and currently trades on the Pink Sheets under the symbol ZHYLF.  Mr. Whitney resigned as the sole director and officer of CTC effective August 17, 2007, prior to the business combination transaction and therefore did not receive any benefits in connection with the CTC transaction.  Paramount Trading Ltd. (“Paramount”) and through their roles as consultants of Paramount, the Company’s current management is currently in discussions with certain other blank check companies, however, there are no definitive agreements in place.  The Company has revised its disclosure reflected on page 9 of the Amendment No. 1 to reflect the involvement of the Company’s former officer and director with this former blank check company.

Business of Issuer, page 2

2.	Expand the last bullet point to provide some examples of “other relevant factors.”

RESPONSE:

In response to the Staff’s comments, the Company has updated the disclosure in the Amendment No.1.

Form of Acquisition, page 3

3.
Provide more detail on how Minn Shares will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship to Minn Shares.

RESPONSE:

The Company believes that it has addressed the Staff’s comment in paragraph 5 under the heading “Form of Acquisition” indicating that it intends to “search for a target for a business combination by contacting various sources including, but not limited to, our affiliates, lenders, investment banking firms, private equity funds, consultants and attorneys. The approximate number of persons or entities that will be contacted is unknown and dependent on whether any opportunities are presented by the sources that we contact.”  The Company currently does not have any further detailed plans in place except as specified above.

4.	Indicate whether Minn Shares may pay cash finder’s fees and whether Minn Shares may issue securities as finder’s fees.

RESPONSE:

The Company has revised its disclosure in the Amendment No. 1 to indicate that it currently has no plans to pay finder’s fees, whether in the form of cash or securities, however, in the event the Company does pay finder’s fees, such fees will be fully disclosed and paid in accordance with applicable regulations.

5.
Disclose whether Minn Shares may merge with or acquire another company in which its promoters, management, or promoters’ or management’s affiliates or associates, directly or indirectly, have an ownership interest. If Minn Shares’ corporate policy does not permit such related party transactions, explain the basis for the policy. Further, add disclosure on whether Minn Shares’ promoters and management are aware of any circumstances under which it may change this corporate policy.

RESPONSE:

The Company currently does not have a corporate policy in place with respect to related party transactions and at the present there is no intent to merge or acquire another company in which promoters, management or their affiliates or associates, directly or indirectly, have an ownership interest and therefore does not believe any additional disclosure is required.

6.	For any merger with or acquisition of another company, address these matters:

•	The degree of control/level of ownership that Minn Shares would have in a merger with or acquisition of another company.

•	If Minn Shares may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to Minn Shares.

•	Define and explain the minimal transaction value required of any target company in a merger or acquisition by Minn Shares.

•
The effect of Minn Shares’ reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

•	Whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

RESPONSE:

The Company has revised its disclosure on page 4 of the Amendment No. 1 to address each of the Staff’s bullets points above.

Directors and Executive Officers, page 8

7.	Describe briefly Mr. Richard E. Gilbert’s business experience during the past five years. See Item 401(e) (1) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised its Form 10 accordingly.

8.
Confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

RESPONSE:

We confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

Involvement in Certain Legal Proceedings, page 9

9.
Revise the disclosure to make clear that the Commission found that Mr. Lawrence P. Grady violated the anti-fraud provisions of both the Investment Company Act and the Exchange Act and that Mr. Grady was ordered to cease and desist from violating these anti-fraud provisions, among others.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Executive Compensation, page 9

10.	Please update the summary compensation table to include compensation information for your 2010 fiscal year.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Promoters and Certain Control Persons, page 11

11.
We note the disclosure that there is no written agreement in effect for the repayment of fees and expenses by Minn Shares to Paramount Trading, Ltd. If Minn Shares is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, Minn Shares should provide a written description of the contract as an exhibit to the registration statement. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” available on the Commission’s website at http://www.sec.gov.

RESPONSE:

In response to the Staff’s comments, the Company has provided a written description of its intent to repay the fees and expenses advanced by Paramount at the time the Company consummates a business combination transaction.  Such description is attached as Exhibit 10.1 to the Amendment No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

By:	/s/ Richard Gilbert
Richard Gilbert
President